

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

December 22, 2014

Michael Hlavsa
Chief Executive Officer
International Metals Streaming Corp.
12303 Airport Way, Suite 200
Broomfield, Colorado 80021

      **Re:    International Metals Streaming Corp.**
                 **Item 4.01 Form 8-K**
                 **Filed October 14, 2014**
                 **File No. 333-182629**

Dear Mr. Hlavsa:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                         /s/ Heather Clark

                                         Heather Clark
                                         Staff Accountant